Free Writing Prospectus to Preliminary Pricing Supplement No. 6,497

Registration Statement Nos. 333-275587; 333-275587-01

Dated February 10, 2025; Filed pursuant to Rule 433

Morgan Stanley

13-Month DELL Contingent Income Auto-Callable Securities

This document provides a summary of the terms of the securities. Investors must carefully review the accompanying preliminary pricing supplement referenced below, product supplement and prospectus, and the “Risk Considerations” on the following page, prior to making an investment decision.

Terms
Issuing entity:	Morgan Stanley Finance LLC
Guarantor:	Morgan Stanley
Underlying:	Dell Technologies Inc. (DELL) class C common stock
Early redemption:

If, on any monthly redemption determination date (beginning after six months), the determination closing price of the underlying stock is greater than or equal to the initial share price, the securities will be automatically redeemed.

Downside threshold level:	60% of the initial share price
Contingent monthly coupon:	12.70% per annum
Coupon payment dates:	Monthly
Redemption dates:	Beginning after six months, monthly
Pricing date:	February 21, 2025
Final observation date:	March 23, 2026
Maturity date:	March 26, 2026
CUSIP:	61778CG41
Preliminary pricing supplement:	https://www.sec.gov/Archives/edgar/data/895421/000183988225008025/ms6497_424b2-04178.htm
[1]All payments are subject to our credit risk

Hypothetical Payout at Maturity[1] (if the securities have not been previously redeemed)
Change in Underlying	Payment at Maturity (excluding any coupon payable at maturity)
+40%	$1,000.00
+30%	$1,000.00
+20%	$1,000.00
+10%	$1,000.00
0%	$1,000.00
-10%	$1,000.00
-20%	$1,000.00
-30%	$1,000.00
-40%	$1,000.00
-41%	$590.00
-50%	$500.00
-60%	$400.00
-70%	$300.00
-80%	$200.00
-90%	$100.00
-100%	$0

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.

Underlying Stock

For more information about the underlying stock, including historical performance information, see the accompanying preliminary pricing supplement.

Risk Considerations

The risks set forth below are discussed in more detail in the “Risk Factors” section in the accompanying preliminary pricing supplement. Please review those risk factors carefully prior to making an investment decision.

Risks Relating to an Investment in the Securities

●The securities do not guarantee the return of any principal.

●The securities do not provide for the regular payment of interest.

●The contingent monthly coupon, if any, is based on the determination closing price of the underlying stock on only the related monthly observation date at the end of the related interest period.

●Investors will not participate in any appreciation in the price of the underlying stock.

●The market price will be influenced by many unpredictable factors.

●The securities are subject to our credit risk, and any actual or anticipated changes to our credit ratings or credit spreads may adversely affect the market value of the securities.

●As a finance subsidiary, MSFL has no independent operations and will have no independent assets.

●Reinvestment risk.

●Investing in the securities is not equivalent to investing in the class C common stock of Dell Technologies Inc.

●The securities will not be listed on any securities exchange and secondary trading may be limited. Accordingly, you should be willing to hold your securities for the entire 13-month term of the securities.

●The rate we are willing to pay for securities of this type, maturity and issuance size is likely to be lower than the rate implied by our secondary market credit spreads and advantageous to us. Both the lower rate and the inclusion of costs associated with issuing, selling, structuring and hedging the securities in the original issue price reduce the economic terms of the securities, cause the estimated value of the securities to be less than the original issue price and will adversely affect secondary market prices.

●The estimated value of the securities is approximately $963.40 per security, or within $35.00 of that estimate, and is determined by reference to our pricing and valuation models, which may differ from those of other dealers and is not a maximum or minimum secondary market price.

●Hedging and trading activity by our affiliates could potentially affect the value of the securities.

●The calculation agent, which is a subsidiary of Morgan Stanley and an affiliate of MSFL, will make determinations with respect to the securities.

●The U.S. federal income tax consequences of an investment in the securities are uncertain.

Risks Relating to the Underlying Stock

●No affiliation with Dell Technologies Inc.

●We may engage in business with or involving Dell Technologies Inc. without regard to your interests.

●The antidilution adjustments the calculation agent is required to make do not cover every corporate event that could affect the underlying stock.

Tax Considerations

You should review carefully the discussion in the accompanying preliminary pricing supplement under the caption “Additional Information About the Securities–Tax considerations” concerning the U.S. federal income tax consequences of an investment in the securities, and you should consult your tax adviser.